Sticker to Prospectus

The Prospectus for Macquarie Equipment Leasing Fund, LLC (“the Fund”) consists of (1) this sticker, (2) the Prospectus, which is dated June 19, 2009, and (3) this Supplement No. 1 dated March 31, 2010, which contains information related to the current status of the offering and distributions, provides information regarding a transaction entered into by the Fund, updates certain information regarding the Fund’s Manager, its affiliates and industry data, and provides additional information in the Fund’s Prospectus.

Filed Pursuant to Rule 424(b)(3)

SEC File No. 333-154278

MACQUARIE EQUIPMENT LEASING FUND, LLC

SUPPLEMENT NO. 1

DATED MARCH 31, 2010

TO PROSPECTUS DATED

JUNE 19, 2009

SUMMARY

We are providing you with this Supplement No. 1, dated March 31, 2010, to update the Prospectus, dated June 19, 2009. The information in this Supplement No. 1 supplements, modifies and supersedes some of the information contained in the Macquarie Equipment Leasing Fund, LLC (“the Fund”) Prospectus. This Supplement No. 1 forms a part of, and must be accompanied or preceded by, the Prospectus.

The primary purposes of this Supplement No. 1 are to:

•	Describe the current status of the offering and distributions;

•	Provide information regarding an equipment transaction entered into by the Fund;

•	Update certain information regarding the Fund’s Manager, Macquarie Asset Management Inc. (“Manager”), its affiliates and industry data; and

•	Provide additional information in the Fund’s Prospectus regarding debt that may be incurred by the Fund and ERISA considerations.

CURRENT STATUS OF THE OFFERING

The initial closing date for the Fund was March 5, 2010, the date on which the Fund raised at least $2,500,000 and reached the minimum offering amount. As of March 19, 2010, 382,609 shares had been sold to 94 members, representing $3,758,350 of capital contributions to the Fund. The Fund has not yet reached the $7,500,000 minimum offering for the Commonwealth of Pennsylvania.

COMPENSATION PAID TO AFFILIATES AND CERTAIN NON-AFFILIATES

Through March 19, 2010, the Fund paid and/or accrued the following fees in connection with its offering of its shares: (i) selling commissions to third parties in the amount of $200,084 and (ii) dealer manager fees to an affiliated party in the amount of $114,783. Through March 19, 2010, the Fund reimbursed organizational and offering expenses incurred by the Manager in the amount of $93,089. These fees and expense reimbursements are described on pages 33 and 34 of the Prospectus, as supplemented.

DISTRIBUTIONS

The Fund will begin making monthly cash distributions on April 15, 2010. On that date and for each full month thereafter, the monthly distribution rate will be $0.0666667 per share, which is equivalent to an 8.00% annual distribution rate based on a share price of $10.00 per share.

From time to time the Fund’s Manager may vary the amount of, or completely suspend, cash distributions to investors if it believes it to be in the best interests of the Fund to do so. Losses from Fund investments or unavailability of liquid assets may also result in reductions or suspensions of distributions. Furthermore:

•	During the liquidation period, cash distributions may be irregular while fund investments are being disposed; and

•	Large returns of capital during the life of the Fund will reduce the cash available for future distributions.

While the Manager anticipates making monthly cash distributions, it may suspend making distributions at any time and without notice. Thus, investors should not rely on the cash distributions on their shares as a regular source of cash.

RECENT TRANSACTION—PARTICIPATION IN A PORTFOLIO OF COMMERCIAL JET AIRCRAFT ENGINES

In accordance with the terms of the Fund’s Operating Agreement, on March 24, 2010, the Fund entered into a participation agreement with Macquarie Bank Limited and invested in a portfolio of eight commercial jet aircraft engines. The engines, purchased by a wholly owned member of the Macquarie Group Limited group of companies (“the Macquarie Group”), are subject to leases of between 51 and 69 months to a major Australian commercial passenger airline. Six of the engines were manufactured by CFM International, Inc. (a joint venture between General Electric and SNECMA, a French Government owned engine manufacturer) for use on Boeing 737 New Generation aircraft, and two of the engines were manufactured by General Electric for use on the Embraer 190 and 195 aircraft. The engines have a remaining useful life of between approximately 15 and 30 years.

Under the participation agreement, the Fund will be entitled to receive from Macquarie Bank Limited an amount equal to approximately 10% of the cashflows associated with the portfolio of engines. These cashflows include rentals, engine sales proceeds, damages and insurance proceeds, and any residual maintenance reserves. For the right to participate in these cashflows, the Fund will pay a participation price of up to $6.5 million dollars to the Macquarie Group, representing approximately 10% of the costs incurred to purchase the engines. The Fund may pay the participation price in installments so that the Fund may increase its investment in the transaction as the Fund accepts additional capital from subscribers. As of the date of this Supplement, the Fund has paid $3,200,000 of the participation price. This amount consists entirely of investor capital with no debt, or leverage, having been incurred to fund payment of the participation price installment.

The engines are located in Australia. All payments under the participation agreement and in the underlying leases are in U.S. dollars.

UPDATED INFORMATION REGARDING THE MANAGER AND ITS AFFILIATES

The following disclosures in the Prospectus dated June 19, 2009 are hereby replaced as set forth below, which have the effect of updating information regarding the Manager and its Affiliates:

•

The disclosure in the first and second paragraphs under the heading “Questions and Answers About this Offering—Q4. Who is our manager, Macquarie Asset Management Inc, and will our manager purchase shares in the offering?” on page 5 of the Prospectus is hereby replaced in its entirety by the following:

A. Our manager, Macquarie Asset Management Inc., is a member of the Macquarie Group Limited group of companies, which we refer to as the “Macquarie Group.” The Macquarie Group is a diversified international provider of banking, financial, leasing, advisory and investment services. As of January 5, 2010, the Macquarie Group operated in more than 70 offices in 28 countries and had approximately 14,400 employees, over 2,400 of whom were located across North and South America. As of January 5, 2010, the Macquarie Group had assets under management of approximately $313 billion. The Macquarie Group manages assets which provide valuable services in markets around the world.

Our manager is operated by the Macquarie Group’s equipment leasing division. As of December 31, 2009, the Macquarie Group’s equipment leasing division had approximately $6.4 billion of equipment leases under management for its own account with over 600 employees located in North America, Europe, Asia and Australia / New Zealand across six different leasing business lines. These employees variously specialize in all aspects of equipment leasing operations, from transaction origination to asset management and equipment remarketing. See “Management” and “Fiduciary Duties and Conflicts of Interest.”

•	The disclosure in the third and fourth paragraphs under the heading “Prospectus Summary—Our Manager” on page 10 of the Prospectus is hereby replaced in its entirety by the following:

Our manager is a member of the Macquarie Group. The Macquarie Group is a diversified international provider of banking, financial, leasing, advisory and investment services. The parent entity of the Macquarie Group, Macquarie Group Limited, is listed on the Australian Stock Exchange. As of January 5, 2010, the Macquarie Group operated in more than 70 offices in 28 countries and had approximately 14,400 employees, over 2,400 of whom were located across North and South America. As of January 5, 2010, the Macquarie Group had assets under management of approximately $313 billion.

Our manager is operated by the Macquarie Group’s equipment leasing division. It has operated leasing businesses since 1987, specializing in a range of equipment including ground transportation, aviation, technology, utility and other equipment. As of December 31, 2009, the Macquarie Group’s equipment leasing division had approximately $6.4 billion of equipment leases under management for its own account with over 600 employees located in North America, Europe, Asia and Australia / New Zealand. These employees variously specialize in all aspects of equipment leasing operations, from transaction origination to asset management and equipment remarketing. The Macquarie Group’s equipment leasing division has not previously managed or operated a public equipment leasing program.

•

The disclosure under the headings “The Macquarie Group—The Macquarie Group of Companies” and “The Macquarie Group—The Macquarie Group of Companies—The Macquarie Group’s Leasing Expertise” on pages 62 and 63 of the Prospectus is hereby replaced in its entirety by the following:

The Macquarie Group of Companies

Our manager is a member of the Macquarie Group. The Macquarie Group, whose predecessor, Hill Samuel Australia Limited, was founded as a subsidiary of the UK merchant bank, Hill Samuel & Co., in 1969, is a diversified international provider of banking, financial, leasing, advisory and investment services. Headquartered in Sydney, Australia, the parent entity of the Macquarie Group, Macquarie Group Limited, is listed on the Australian Stock Exchange. As of January 5, 2010, the Macquarie Group operated in more than 70 offices in 28 countries and had approximately 14,400 employees, over 2,400 of whom were located across North and South America. The Macquarie Group operates a diversified range of financial services activities. These activities include banking services, leasing services, retail and institutional funds management services, corporate advisory services, real estate services, securities research and brokerage services and treasury and commodity services.

As of January 5, 2010, the Macquarie Group had assets under management of approximately $313 billion. These assets are either held by the Macquarie Group or by various listed and unlisted funds managed by the Macquarie Group.

Not all Macquarie Group offices undertake equipment leasing or asset management activities.

The Macquarie Group’s Leasing Expertise

Our manager forms part of the division responsible for the majority of the Macquarie Group’s equipment leasing activities. As of December 31, 2009, the Macquarie Group’s equipment leasing division had approximately $6.4 billion of equipment leases under management for its own account with over 600 employees located in North America, Europe, Asia and Australia/New Zealand. These employees variously specialize in:

•	lease origination across various equipment classes and industries;

•	residual value investment determination and management;

•	physical remarketing of equipment;

•	technical assessment of equipment;

•	client and asset management;

•	equipment leasing technology platforms; and

•	accounting, legal, tax and compliance services for equipment leases.

Examples of equipment currently or previously financed by the Macquarie Group under various lease structures include railcars, locomotives and trams, railway infrastructure, commercial jet aircraft engines, aircraft, semiconductor manufacturing equipment, maritime vessels, information technology equipment, utility equipment, telecommunications equipment, medical equipment, road transportation equipment, power stations, electricity grids, marshalling yards, handling equipment, environmental and energy equipment and construction equipment.

The division to which our manager belongs managed for its own account equipment leases for over 200,000 lessees as of December 31, 2009. Neither our manager nor any of its affiliates have previously managed an equipment leasing fund.

UPDATED INFORMATION REGARDING THE EQUIPMENT LEASING INDUSTRY

The disclosure under the heading “The Equipment Leasing Industry—Equipment Leasing Figures” on page 53 of the Prospectus dated June 19, 2009, is hereby replaced in its entirety by the following:

Equipment Leasing Figures

The following figures provide an overview of features of the equipment leasing industry:

•	Annual world leasing volume is in excess of $640 billion.(1)

(1)	Source: World Leasing Yearbook 2010, Euromoney Yearbooks, as of 2008.

•	North America comprises approximately 20.9% of annual world leasing volume, Europe 48.5% and Asia 19.3%.(1)

•

The top 15 countries, measured by way of annual leasing volume (in parentheses), are as follows: U.S. ($110 billion), Germany ($72 billion), Japan ($67 billion), Brazil ($45 billion), France ($40 billion), Italy ($40 billion), Russia ($25 billion), China ($22 billion), United Kingdom ($19 billion), Canada ($18 billion), Spain ($17 billion), Poland ($13 billion), Switzerland ($11 billion), Sweden ($10 billion) and the Netherlands ($9 billion).(1)

•	Since 1988, the global aggregate annual leasing volume has grown from $194 billion to over $640 billion.(1)

LEVERAGE

The following disclosures in the Prospectus dated June 19, 2009 are hereby replaced as set forth below, which have the effect of replacing disclosures in the Prospectus to the Fund having no limit to the amount of debt it may incur with disclosures which limit the level of debt across the Fund’s portfolio, once fully invested, to a maximum of 70% of the total purchase price of all equipment in the Fund’s portfolio:

•	The disclosure under the heading “Prospectus Summary—The Offering—Leverage” on page 14 of the Prospectus is hereby replaced in its entirety by the following:

Leverage	We do not anticipate that the level of debt across our portfolio at any one time will exceed 65% of the total purchase price of all equipment in our portfolio, and once we are fully invested, the level of debt across our portfolio will not exceed 70% of the total purchase price of all equipment in our portfolio.

•	The disclosure in the second paragraph of note (10) under the heading “Estimated Use of Proceeds” on page 17 of the Prospectus is hereby replaced in its entirety by the following:

This amount was then apportioned between acquisition fees and net proceeds attributable to the purchase price of investments so that the acquisition fees represent 3.0% of the purchase price of investments. Once we are fully invested, the level of debt across our portfolio will not exceed 70% of the total purchase price of all equipment in our portfolio, although the actual amount of borrowings we may incur is not known. Assuming borrowings of 65% of the total purchase price of all equipment in our portfolio, the total acquisition fees that would be paid by us would be approximately $177,589 in the minimum offering and $10,655,337 in the maximum offering.

•

The disclosure under the heading “Risk Factors—Risks Associated With Our General Business Operations—Our use of debt financing means our losses may be greater than if debt financing were not used. There is no limit to the amount of debt we may incur” on page 28 of the Prospectus is hereby replaced in its entirety by the following:

Our use of debt financing means our losses may be greater than if debt financing were not used.

We will use debt, or leverage, when we acquire equipment and may also use debt for working capital purposes. Debt finance we use may include:

•

debt which is used to purchase specific items of equipment. In the event of payment default by the underlying lessee, the third party debt provider may or may not have recourse against us to make good the payment default. The third party debt provider may also have priority over us in its security interest in the equipment or proceeds from the equipment; and

•	debt which is secured against all or part of our portfolio.

(1)	Source: World Leasing Yearbook 2010, Euromoney Yearbooks, as of 2008.

Once we are fully invested, the level of debt across our portfolio will not exceed 70% of the total purchase price of all equipment in our portfolio. We anticipate that the level of debt across our portfolio, once fully invested, will not exceed 65.0% of the total purchase price of all equipment in our portfolio. The total value of equipment that we purchase may therefore be significantly higher than the actual capital we raise. While the use of debt can enhance our returns, it also carries material risks, including the following:

•	If we are unable to pay our debt obligations because of the failure of our clients to make timely payments to us, or due to other factors, we may lose the underlying equipment and our investment.

•

For any given lease or other transaction, using debt will increase the sensitivity of our investments to changes in the resale value of equipment in which we have invested. A negative movement in the resale value of equipment will have a greater negative impact on our returns than had we not used debt. This in turn will negatively impact our ability to pay distributions to you.

•

Lenders may require covenants that could restrict our flexibility in making business and financing decisions in the future, and in order to repay our financing, we may be required to dispose of our assets at a time when we would otherwise not do so.

•	A highly leveraged capital structure may significantly increase the cost at which we can borrow additional funds, which will in turn negatively impact our ability to pay distributions to you.

The use of debt will also increase the fees that we will pay our manager. See “Investment Objectives and Policies—Borrowing Strategies and Limitations.”

•

The disclosure in the second paragraph under the heading “Management Compensation—Operating Compensation—Estimated Dollar Amount of Compensation” on page 35 of the Prospectus is hereby replaced in its entirety by the following:

In calculating the estimates of acquisition fees, we have assumed that, on average, the total indebtedness encumbering our portfolio will equal 65.0% of the total purchase price for the equipment, and that the amount available for investment in equipment, to pay acquisition fees and to create reserves, after paying total public offering and organization expenses, will be approximately 88.0% of gross offering proceeds. We do not anticipate that the level of debt across our portfolio at any one time will exceed 65.0% of the total purchase price of all equipment in our portfolio. Once we are fully invested, the level of debt across our portfolio will not exceed 70% of the total purchase price of all equipment in our portfolio.

•

The disclosure in the third paragraph under the heading “Investment Objectives and Policies— Borrowing Strategies and Limitations” on page 48 of the Prospectus is hereby replaced in its entirety by the following:

We anticipate that the level of debt across our portfolio, once fully invested, will not exceed 65.0% of the total purchase price of all equipment in our portfolio. Assuming that we receive $150,000,000 in capital contributions, this level of leverage will result an initial portfolio value of approximately $355,000,000. We expect that leverage will be applied on an asset by asset basis across our portfolio. Once we are fully invested, the level of debt across our portfolio will not exceed 70% of the total purchase price of all equipment in our portfolio. The disruption in financial and debt markets during 2008, which is continuing as of the date of this prospectus, known as the “global financial crisis,” may adversely affect our ability to source debt on attractive terms.

•	The disclosure in the fourth paragraph under the heading “Manager’s Discussion and Analysis of Financial Condition” on page 54 of the Prospectus is hereby replaced in its entirety by the following:

With the net proceeds of this offering, we will primarily invest, directly or indirectly, in equipment on lease to third parties. We may also allocate a portion of the offering proceeds to other equipment-related investment activities, including those where returns are derived from the use or trading of underlying equipment. We will acquire our portfolio with cash and debt, and we may leverage assets after acquiring them to fund additional investments. We do not anticipate that the level of debt across our portfolio at any one time will exceed 65.0% of the total purchase price of our portfolio. Once we are fully invested, the level of debt across our portfolio will not exceed 70% of the total purchase price of all equipment in our portfolio. We do not currently have any arrangements with, or commitments from, any lender with respect to debt financing.

•

The disclosure in the first paragraph under the heading “Fiduciary Duties and Conflicts of Interest—Potential Conflicts of Interest—Receipt of Fees and Other Compensation by Our Manager and its Affiliates” on page 55 of the Prospectus is hereby replaced in its entirety by the following:

We will pay substantial fees to our manager and its affiliates, including the dealer manager. Further, we must reimburse our manager and its affiliates for costs incurred by them in managing us and our portfolio of equipment, equipment leases and other equipment related investments. In addition, we intend to use leverage to acquire equipment, as it will enable us to increase the size and diversification of our portfolio. We anticipate that the level of debt across our portfolio, once fully invested, will not exceed approximately 65.0% of the total purchase price of all equipment in our portfolio. Once we are fully invested, the level of debt across our portfolio will not exceed 70% of the total purchase price of all equipment in our portfolio. Using borrowings to increase the amount of equipment and leases we acquire will also increase our manager’s acquisition and management fees, which are directly based on the total amount of our assets. See “Management Compensation.”

•

The disclosure in the first paragraph under the heading “Fiduciary Duties and Conflicts of Interest—Potential Conflicts of Interest—Our Manager’s Decisions Will Affect Our Cash Distributions and Our Manager’s Compensation” on page 56 of the Prospectus is hereby replaced in its entirety by the following:

We anticipate that the level of debt across our portfolio, once fully invested, will not exceed approximately 65.0% of the total purchase price of all equipment in our portfolio. Once we are fully invested, the level of debt across our portfolio will not exceed 70% of the total purchase price of all equipment in our portfolio. Our manager’s decisions regarding leverage will affect the size of our equipment portfolio and our debt repayment obligations, which in turn will affect the net cash we receive from our equipment portfolio. Using borrowings to increase the amount of equipment and leases we acquire will also increase our manager’s acquisition and management fees, which in turn will affect cash available for distributions. See “Management Compensation.”

ERISA CONSIDERATIONS

The disclosure under the heading “ERISA Considerations—Plan Assets” on pages 91 and 92 of the Prospectus dated June 19, 2009, is hereby replaced in its entirety by the following:

Plan Assets

If our assets were determined under ERISA or the Code to be “plan assets” of qualified plans and/or IRAs holding shares, fiduciaries of those qualified plans and IRAs might under certain circumstances be subject to liability for actions taken by the manager or its affiliates and certain of the transactions described in this prospectus in which we might engage, including certain transactions with our affiliates, might constitute prohibited transactions under the Code and ERISA with respect to those qualified plans and IRAs, even if their acquisition of shares did not originally constitute a prohibited transaction. Moreover, qualified plans (other than IRAs) might be deemed to have delegated their fiduciary responsibility to the manager in violation of ERISA.

In some circumstances, ERISA and the Code apply a look-through rule under which the assets of an entity in which a qualified plan or IRA has invested may constitute plan assets and the manager of the entity becomes a fiduciary to the qualified plan or IRA. The manager of Macquarie Equipment Leasing Fund, LLC is Macquarie Asset Management Inc. ERISA and the Code, however, exempt from the look-through principle investments in certain publicly registered securities and in certain operating companies, as well as investments in entities not having significant equity participation by benefit plan investors. Under the Department of Labor’s current regulations regarding what constitutes the assets of a qualified plan or IRA in the context of investment securities, such as our shares, undivided interests in the underlying assets of a collective investment entity such as us will not be treated as plan assets of qualified plan or IRA investors if either:

•	our shares are publicly offered;

•	less than 25% of any class of our shares are owned by qualified plans, IRAs and certain other employee benefit plans; or

•	we are an operating company.

United States Department of Labor regulations (“DOL Regulations”) define a publicly-offered security as a security that is “widely held,” “freely transferable,” and either (a) be part of a class of securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934 or (b) sold as part of a public offering pursuant to an effective registration statement under the Securities Act of 1933 and registered under the Securities Exchange Act of 1934 within 120 days after the end of our fiscal year during which our offering occurred. Our shares are being sold as part of an offering registered under the Securities Act of 1933 and have been registered under the Securities Exchange Act of 1934.

The DOL Regulations provide that a security is “widely held” only if it is part of a class of securities that is owned by 100 or more investors independent of the issuer and of one another. However, a class of securities will not fail to be “widely held” solely because the number of independent investors falls below 100 subsequent to the initial public offering as a result of events beyond the issuer’s control. We anticipate our shares will be “widely held.”

The DOL Regulations provide that whether a security is “freely transferable” is a factual question to be determined on the basis of all the relevant facts and circumstances. The DOL Regulations further provide that when a security is part of an offering in which the minimum investment is $10,000 or less, as is the case with this offering, certain restrictions ordinarily will not affect, alone or in combination, the finding that such securities are freely transferable. We believe that the restrictions imposed under our Limited Liability Company Operating Agreement on the transfer of our shares are limited to restrictions on transfer generally permitted under the DOL Regulations and are not likely to result in the failure of the common stock to be “freely transferable.” See “Summary of Our Operating Agreement—Transfer of Our Shares and Substitute Members.” The DOL Regulations only establish a presumption in favor of a finding of free transferability and, therefore, no assurance can be given that the DOL, the U.S. Treasury Department or a court would not reach a contrary conclusion with respect to our shares.

Assuming that our shares are “widely held” and “freely transferable,” we believe that our shares are publicly-offered securities for purposes of the DOL Regulations and that our assets would not be deemed to be “plan assets” of any Plan that invests in our shares.

Governmental plans and certain church plans (as defined in ERISA) are not subject to ERISA or the prohibited transaction provisions under Section 4975 of the Code. However, state laws or regulations governing the investment and management of the assets of such plans may contain fiduciary and prohibited transaction requirements similar to those under ERISA and the Code.

Acceptance of a subscription on behalf of a Plan is in no respect a representation by us or any other Person that an investment in our shares meets all relevant legal requirements with respect to investments by the Plan or that such investment is appropriate for the Plan. Any prospective investor that is a Plan should consult its own advisers with respect to the provisions of ERISA, the Code and any governing state or other law that may apply with respect to an investment in our shares.

Investments in Macquarie Equipment Leasing Fund, LLC are not deposits with or other liabilities of Macquarie Bank Limited ABN 46 008 583 542, or of any entity in the Macquarie Group and are subject to investment risk, including possible delays in repayment and loss of income and capital invested. Neither Macquarie Bank Limited nor any other member company of the Macquarie Group guarantees any particular rate of return or the performance of the Macquarie Equipment Leasing Fund, LLC nor do they guarantee the repayment of capital from Macquarie Equipment Leasing Fund, LLC.